

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Christopher J. Schaber, Ph.D.
President and Chief Executive Officer
(Principal Executive Officer)
Soligenix, Inc.
29 Emmons Drive
Suite C-10
Princeton, NJ

> **Re: Soligenix, Inc.**
> **Form 8-K**
> **Filed August 20, 2010**
> **File No. 000-16929**

Dear Mr. Schaber:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant